SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 19 February, 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (Bank of Ireland)
Issue of Ordinary Stock to National Pension Reserve Fund Commission

19 February 2010

The EU Commission has indicated that, in line with its policy and pending its assessment of Bank of Ireland’s restructuring plan (which is required in compliance with State aid rules), the Bank should not make coupon payments on its Tier 1 and Upper Tier 2 capital instruments unless under a binding legal obligation to do so.

As a result, on 19 January 2010, the Bank announced that:

(i)     it would not be paying cash distributions otherwise due on 1 and 4 February 2010 to holders of the BoI Capital Funding (No. 2) LP US$800m Fixed Rate / Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities and the BoI Capital Funding (No. 3) LP US$ 400m Fixed Rate / Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities; and

(ii)     consequently, the Bank will be precluded for one year from, and including, 1 and 4 February 2010 from declaring or paying any dividend or distribution on “Junior Share Capital” or “Parity Securities”, which includes the €3.5bn Preference Stock issued to the National Pensions Reserve Fund Commission (NPRFC) on 31 March 2009.

As a consequence of this and, in accordance with Bye Law 6(I)(4), the Directors of the Bank of Ireland announce that on 22 February 2010 it will issue and allot to the NPRFC 184,394,378 units of Ordinary Stock being the number of units equal to the aggregate cash amount of the 2010 dividend of €250.4m divided by 100% of the average price per unit of ordinary stock in the 30 trading days prior to and including today’s date. Application will be made in due course for the listing of these units of stock. This increases the units of Ordinary Stock of Bank of Ireland in issue to 1,188,611,367. As a result the NPRFC will own 15.73 per cent of the issued Ordinary Stock (excluding the NPRFC Warrant Instrument).

As advised to stockholders at the Extraordinary General Court on 12 January 2010, Bank of Ireland is actively exploring a range of options, with a view to optimising the capital position of the Bank. These options include access to the private capital markets. It is the Bank’s intention to conclude on these options after the Bank has further clarity on the outcome of its discussions with the EU regarding its restructuring plan and the impact of NAMA. As part of this overall capital plan, and in the context of wider discussions with the State, the Bank is continuing to work with the State and the EU, including positioning the State shareholding in the Bank at a level which facilitates possible access to private capital sources. The Bank acknowledges the ongoing State support.

Ends.

For further information please contact:

Helen Nolan	Geraldine Deighan	Dan Loughrey
Group Secretary	Head of Group Investor Relations	Head of Corporate Communications
Tel: + 353 1 604 3400	Tel: + 353 1 604 3501	Tel: + 353 1 604 3833

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 19 February, 2010